SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                Report on Form 6-K for the month of December 2002

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X   Form 40-F
                                  -----          -----

         Enclosures:

1. Notification dated 5 December 2002 advising that Mr R S Grant had resigned as an executive director of The BOC Group plc with effect from 31 December 2002 and that Mr J A Bevan had been appointed, with immediate effect, as an executive director of The BOC Group plc.
2. Notification dated 11 December 2002 confirming that there was no further information to be disclosed under the requirements of Listing Rule 16.4 in relation to Mr J A Bevan's appointment.
3. Notification dated 12 December 2002 advising the availability at the UKLA Document Viewing Facility of copies of The BOC Group plc Report and Accounts 2002, Annual Review and Summary Financial Statements 2002, Notice of Annual General Meeting and Form of Proxy.
4. Notification dated 13 December 2002 advising the availability at the UKLA Document Viewing Facility of copies of The BOC Group plc Form 20-F.

                                                         Page 1 of Total 6 Pages

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE ON 5
                  DECEMBER 2002 AT 11.00 HRS UNDER REF: 6963E


5 December 2002

                         Board changes at The BOC Group


The BOC Group announced today that Dick Grant will resign as an executive director with effect from 31 December 2002.

John Bevan, 45, chief executive, Asia, is appointed an executive director with immediate effect and will take over Mr Grant's responsibilities as chief executive, Process Gas Solutions in January.

Rob Margetts, chairman of The BOC Group, said: "Dick Grant has made a very strong contribution to BOC over many years and he leaves the board with our thanks and best wishes. I am delighted that we have such an able successor in John Bevan. Most recently John has been responsible for all our Asian businesses and before that held various general management positions in Australia, Korea, Thailand and the UK."

Contact: Christopher Marsay, Group Manager - Investor Relations Tel. 01276 477222 (International +44 1276 477222)

                                                         Page 2 of Total 6 Pages

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE ON 11
                  DECEMBER 2002 AT 16.51 HRS UNDER REF: 9871E


11 December 2002


THE BOC GROUP plc - J A Bevan

Further to the announcement made on 5 December 2002 that John Bevan had joined the board of The BOC Group plc as an executive director, it is confirmed that there is no further information to be disclosed under the requirements of Listing Rule 16.4 in relation to his appointment.

                                                         Page 3 of Total 6 Pages

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 13.12
                  HRS ON 12 DECEMBER 2002 UNDER REF. NO. 0306F

12 December 2002

THE BOC GROUP plc - ANNUAL REPORT 2002

Copies of the Report and Accounts 2002, Annual Review and Summary Financial Statements 2002, Notice of Annual General Meeting and Form of Proxy have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel.no. (0)20 7676 1000

                                                         Page 4 of Total 6 Pages

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 15.53
                  HRS ON 13 DECEMBER 2002 UNDER REF. NO. 1082F

13 December 2002

THE BOC GROUP plc - FORM 20-F 2002

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

                                                         Page 5 of Total 6 Pages

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 2, 2003


                                   By:  /s/ C A Hunt
                                       ---------------------------------------
                                       Name:  Carol Anne Hunt
                                       Title: Deputy Company Secretary



                                                         Page 6 of Total 6 Pages